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EXHIBIT 12.1

PLAYTEX PRODUCTS, INC.
Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Twelve Months Ended					Three Months Ended
	Dec. 27, 2003	Dec. 28, 2002(1)	Dec. 29, 2001(1)	Dec. 30, 2000	Dec. 25, 1999	Mar. 27, 2004	Mar. 29, 2003
Earnings before cumulative effect of change in accounting principle	$18,232	$61,327	$11,545	$35,544	$44,071	$8,376	$11,403
Income taxes	10,589	12,102	12,317	27,509	32,197	5,459	6,500

Earnings before income taxes and cumulative effect of change in accounting principle	28,821	73,429	23,862	63,053	76,268	13,835	17,903
Fixed charges:
Interest	55,038	59,543	75,861	84,884	78,961	16,406	13,447
One-third of rental	4,604	4,353	4,137	3,599	3,171	1,214	1,230

Total fixed charges	59,642	63,896	79,998	88,483	82,132	17,620	14,677

Earnings before fixed charges, income taxes and cumulative effect of change in accounting principle	$88,463	$137,325	$103,860	$151,536	$158,400	$31,455	$32,580
Ratio of earnings to fixed charges	1.48X	2.15X	1.30X	1.71X	1.93X	1.79X	2.22X

Coverage of earnings to fixed charges	$28,821	$73,429	$23,862	$63,053	$76,268	$13,835	$17,903

(1)
We recorded an extraordinary loss in 2002 of $3.7 million, net of income tax benefit of $2.2 million, and we recorded an extraordinary loss in 2001 of $19.3 million, net of income tax benefit of $12.8 million, associated with the write-off of unamortized deferred financing costs relating to our debt retirement. In accordance with SFAS No. 145, we have reclassified a $5.9 million pretax loss for 2002 and a $32.2 million pretax loss for 2001 from an extraordinary loss to earnings from continuing operations. In addition, we reduced income tax expense in 2002 and 2001 by $2.2 million and $12.8 million, respectively, to reclassify the tax benefits of these transactions in accordance with the new accounting principle. The computations of the ratio of earnings to fixed charges were restated to conform to the reclassifications as noted.

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PLAYTEX PRODUCTS, INC. Computation of Ratios of Earnings to Fixed Charges (Dollars in Thousands)